SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No        X

Candidates for Directors and Audit Committee Members of

KB Financial Group Inc.

Kookmin Bank, in its filing with the Korea Exchange on July 18, 2008, disclosed the list of candidates for the positions of director and audit committee member of KB Financial Group Inc. (“KB Financial Group”).

The appointment of directors and audit committee members will be finalized at the extraordinary general meeting of shareholders on August 25, 2008.

Candidates for Directors and Audit Committee Members of KB Financial Group:

Name (Date of Birth)	Career	Current Position	Notes
Young Key Hwang (10/29/1952)

•     President & Chief Executive Officer, Samsung Securities Co., Ltd.

•     Chairman & Chief Executive Officer, Woori Bank

•     Chairman & Chief Executive Officer, Woori Finance Holdings Co., Ltd.

•     Senior Advisor, Shin & Kim

		Candidate for President & Chief Executive Officer of KB Financial Group	Candidate for Representative Director

Chung Won Kang (12/19/1950)	• Chief Country Officer, Bankers Trust Group, Korea • Chief Country Officer, Deutsche Bank Group, Korea • President & Chief Executive Officer, former Seoul Bank	President & Chief Executive Officer, Kookmin Bank	Candidate for Director

Jung Hoe Kim (09/19/1949)	• Assistant Governor, Financial Supervisory Service (“FSS”) • Deputy Governor, FSS • Senior Advisor, Kim & Chang	Candidate for Chief Operating Officer of KB Financial Group	Candidate for Director

Kee Young Chung (09/07/1948)	• President, Korea Accounting Institute • Chairman, Korea Accounting Standards Board • Member, Examination Committee, FSS	• Professor, Accounting, Keimyung Univ. • Non-executive Director, LG Corporation • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director and Audit Committee Member

Name (Date of Birth)	Career	Current Position	Notes
Jacques P.M. Kemp (05/15/1949)	• General Manager, ING Bank Brazil • Chairman, ING Bank International • Global Head of e-Business, ING Group • Chief Executive Officer, ING Insurance Asia/Pacific	• Vice Chairman, Insurance & Investment Management Asia/Pacific • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director

Dam Cho (05/01/1952)	• Lecturer, Hongik Univ. • Advisory Professor, Samsung Fire & Marine Insurance Co., Ltd. • President, Korean Financial Management Association	• Professor, Chonnam National Univ. • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director and Audit Committee Member

Suk Sig Lim (07/17/1953)	• Assistant Professor, Univ. of Alberta • Member, Examination Committee, FSS • Vice President, Korea Accounting Institute • Non-executive Director, Korea Ratings	• Professor, Univ. of Seoul • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director and Audit Committee Member

Bo Kyung Byun (08/09/1953)	• President & Chief Executive Officer, LG IBM PC Co., Ltd. • Managing director, IBM Korea	• President & Chief Executive Officer, Kolon I’net Co., Ltd. • Chief Executive Officer, Kolon Benit Co., Ltd. • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director

Sang Moon Hahm (02/02/1954)	• Assistant Professor, Virginia Tech • Chief Researcher, Korea Institute of Finance • Professor, KDI School of Public Policy and Management	• Dean, KDI School of Public Policy and Management • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director

Han Kim (02/17/1954)	• Executive Director, Daishin Securities Co., Ltd. • Vice Chairman, Meritz Securities Co., Ltd. • Non-executive Director, Dongyang Fire & Marine Insurance Co., Ltd.	• President & Chairman, Uclick • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director and Audit Committee Member

Name (Date of Birth)	Career	Current Position	Notes
Chee Joong Kim (12/11/1955)	• Presiding Judge, Seoul Eastern District Court • Presiding Judge, Seoul Administrative Court • Presiding Judge, Patent Court • Presiding Judge, Seoul High Court	• Partner, Barun Law • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director and Audit Committee Member

Chan Soo Kang (11/23/1961)	• Executive Director, BT Wolfensohn • Chief Executive Officer, Seoul Securities Co., Ltd. • Adjunct Professor, Ewha Womans Univ.	• President & Chairman, Kang & Company. Ltd. • Non-executive Director, SK Holdings Co., Ltd. • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 18, 2008	By: /s/ Donald H. MacKenzie
(Signature)

	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director